September 6, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hartford Life Insurance Company (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 2, 2013
File No. 001-32293

Dear Mr. Rosenberg:
This letter is in response to your August 8, 2013 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.

Staff Comment:
Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.
You submitted your correspondence on EDGAR under the CIK number of your parent, The Hartford Financial Services Group, Inc. Please resubmit your correspondence under your personalized EDGAR CIK number and request the prior correspondence to be deleted from EDGAR. You can find instructions on how to request a deletion of a document at www.sec.gov/info/edgar/cfedgarguidance.htm.

Company Response:
On August 14, 2013, the Company resubmitted the July 15, 2013 correspondence under the Company's personalized EDGAR CIK number and on August 15, 2013, the Company requested that the July 15, 2013 correspondence erroneously filed under the Company's parent CIK number be deleted from EDGAR.

Management's Discussion and Analysis of Financial Condition and Results of Operations Investment Results

Investment Results

Net Investment Income, page 26

2.
We acknowledge your response to our comment 1 and your proposed revised disclosure related to the expected effect on your net investment income. In your risk factor on page 9 you indicate that a sustained low interest rate environment could result in lower margins, increased pension expense and lower estimated gross profits on certain products. Please revise your proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects on your margins, pension expense, and gross profits on certain products.

Company Response:
In response to the Staff's comment, the Company will include in subsequent filings disclosure of, to the extent deemed material, the attributes that have impacted and are expected to prospectively impact net investment income yield in the Investment Results section of the MD&A as communicated in our July 15, 2013 response.
As the impact of low interest rates on pension expense has historically been immaterial and the impact on margins and estimated gross profits have become immaterial as result of recent business dispositions, in its 2013 Form 10-K the Company intends to update the second paragraph of the risk factor on pages 9-10 of its 2012 Form 10-K substantially as indicated below.

Interest rates in recent periods ~~continue to be~~  have been at or near historically low levels. As noted above, a sustained low interest rate environment would continue to pressure our net investment income. ~~and could result in lower margins, increased pension expense and lower estimated gross profits on certain products.~~
Form 10-Q for the Quarterly Period Ended March 31, 2013
Statutory Surplus, page 65

3.
We acknowledge your response to our comment 5. You indicate that you retain all assets related to the ceded liabilities in your arrangement with WRR. Please tell us whether you pay a ceding commission to WRR and, if so, when you pay it. To the extent you retain all premiums received until the underlying obligation is settled, please provide us proposed disclosure to be included in future periodic reports that highlights the beneficial impact on your liquidity. In addition, please provide us disclosure, consistent with your response, to be provided in future periodic reports that indicates:

▪	That your use of affiliated captives does not impact your reserving methodologies or your statutory capital or statutory capital requirements.

▪
That your ultimate parent is obligated to make capital contribution to you to settle any outstanding receivables from WRR if it should be unable to fund its obligation and the maximum amount of your parent's obligation.

Company Response:
The economic purpose of the WRR arrangement is to provide the Company and its subsidiaries with a more efficient vehicle to manage risks in connection with certain variable annuity contracts and their riders as well as certain payout annuities all of which are either issued by Hartford Life and Annuity Company ("HLAI") or assumed by it.
WRR does not pay a ceding commission to HLAI, or vice versa. The reinsurance transaction between HLAI and WRR is mainly structured as modified coinsurance ("modco"). Accordingly, the assets and reinsured reserves remain on the books of HLAI and all insurance and investment experience is passed to WRR through modco adjustments. There is no other impact on the Company's liquidity resulting from this transaction.
To clarify our previous response, The Hartford Financial Services Group, Inc. (“HFSG”), the Company's ultimate parent, is not obligated to make capital contributions to the Company to periodically settle the intercompany transactions between WRR and HLAI. Rather, pursuant to an intercompany note between WRR and HFSG, WRR has the right to borrow up to $1 billion from HFSG in order to maintain certain statutory capital levels required by its plan of operations and which can be used by WRR to settle outstanding payables with HLAI.
To address the Staff's comment, the Company will include the following disclosure within the statutory capital discussion of MD&A - Capital Resources and Liquidity in future filings to clarify the reference to the Company's parent and more clearly describe the nature of the intercompany balances between the Company and WRR:
Hartford Life and Annuity Insurance Company ("HLAI"), a wholly-owned subsidiary of the Company, cedes certain variable annuity contracts and their associated riders as well as certain payout annuities issued by HLAI or assumed by it to White River Life Reinsurance Company ("WRR"), an affiliate captive reinsurer. The economic purpose of the WRR arrangement is to provide the Company and its subsidiaries with a more efficient vehicle to manage risks in connection with these products. The reinsurance transaction between HLAI and WRR is mainly structured as modified coinsurance ("modco"). Accordingly, the assets and reinsured reserves remain on the books of HLAI and all insurance and investment experience is passed to WRR through modco adjustments. The reinsurance arrangement between HLAI and WRR does not impact the Company's reserving methodology or the amount of required regulatory capital associated with the reinsured business.
Pursuant to an intercompany note agreement between WRR and the Company's ultimate parent, The Hartford Financial Services Group, Inc. ("HFSG"), WRR may borrow up to $1 billion from HFSG in order to maintain certain statutory capital levels required by its plan of operations and which can be used by WRR to settle outstanding payables with HLAI. As of December 31, 2012, WRR has borrowed $655 under the intercompany note agreement.

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-843-7438.

Sincerely,
/s/ Peter F. Sannizzaro
Peter F. Sannizzaro
Principal Accounting Officer and Senior Vice President

cc: Beth A Bombara, President and Chief Executive Officer